

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Mohammad Hasan Hamed
President, Chief Executive Officer, Chief Financial Officer
BestGofer Inc.
401 Ryland St Ste 200-A
Reno, NV 89502

> **Re: BestGofer Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2022**
> **Filed March 29, 2023**
> **File No. 000-56485**

Dear Mohammad Hasan Hamed:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services